

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

<u>Via E-mail</u>
Seung Woo Lee
Chief Executive Officer
PLH Products, Inc.
6655 Knott Avenue
Buena Park, CA 90620

> **Re: PLH Products, Inc.**
> **Form 8-K**
> **Filed May 30, 2014**
> **File No. 000-54810**

Dear Mr. Lee:

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K suggests the document may not comply with some requirements of the form. In this regard, please address the following:

1. Please tell us why the current report is not filed pursuant to Item 2.01 (Completion of Acquisition of Disposition of Assets), given your disclosure that the acquisition of PLH Products, Inc. has been completed. It appears you should promptly amend the Form 8-K to provide responses to all applicable items.

2. In this regard, we note that immediately before the reported transaction you were a shell company, as defined in Rule 12b-2 under the Exchange Act. As a result, it appears that you were required by Item 2.01(f) of Form 8-K to provide within four business days after completion of the transaction the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act. Please refer to Section II.D.3 of SEC Release No. 33-8587, Section 2.01(f) of Form 8-K, and the CF Disclosure Guidance: Topic No. 1, Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions, available at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm. Please promptly amend your Form 8-K to provide form 10 level disclosure disclosure (including but not limited to audited historical financial statements of the entity that was legally acquired), or explain why it is not necessary.

You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal